Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-134917

PROSPECTUS
                          VOCALTEC COMMUNICATIONS LTD.
                            1,359,050 Ordinary Shares

     This prospectus relates to the resale or other disposition, from time to time, by the selling shareholders identified in this prospectus, or their transferees, of up to 1,359,050 of our ordinary shares (except that warrants to purchase up to 424,050 of the foregoing ordinary shares may be exercised commencing on November 24, 2006 and until May 23, 2011), or interests therein. We are registering 935,000 ordinary shares that were issued by us on May 24, 2006 in a private placement transaction, 374,000 ordinary shares that are issuable upon the exercise of warrants issued to the investors in the private placement transaction and 50,050 ordinary shares that are issuable upon the exercise of warrants that we issued to the placement agent in the private placement transaction and certain affiliates thereof.

     We will pay all expenses of registering the foregoing ordinary shares. We will not receive any proceeds from the sale or other disposition of ordinary shares by the selling shareholders, but we will receive the proceeds from the exercise of the warrants.

     You should read both this prospectus, together with the additional information described under the heading "Incorporation of Certain Documents by Reference," before you decide to invest in our ordinary shares.

     Our ordinary shares are traded on Nasdaq Capital Market under the symbol "VOCL". On June 27, 2006, the last reported sale price of our ordinary shares on Nasdaq Capital Market was $4.05 per share.

     INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

                           --------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------


                  The date of this prospectus is June 28, 2006.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THEN.

                                TABLE OF CONTENTS


ABOUT THIS PROSPECTUS                                                         3

PROSPECTUS SUMMARY                                                            4

RISK FACTORS                                                                  4

FORWARD-LOOKING STATEMENTS                                                   19

OFFER STATISTICS                                                             19

CAPITALIZATION AND INDEBTEDNESS                                              19

REASONS FOR THE OFFER AND USE OF PROCEEDS                                    19

PRICE HISTORY OF OUR ORDINARY SHARES                                         20

SELLING SHAREHOLDERS                                                         21

PLAN OF DISTRIBUTION                                                         23

VALIDITY OF SECURITIES                                                       25

EXPERTS                                                                      25

MATERIAL CHANGES                                                             25

ENFORCEABILITY OF CIVIL LIABILITIES                                          25

WHERE YOU CAN FIND MORE INFORMATION                                          26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                              26


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                              ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC.

Unless the context otherwise requires, all references in this prospectus to "VocalTec," "we," "our," "our company, "us" and the "Company" refer to VocalTec Communications Ltd. and its consolidated subsidiaries.

All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.13 NIS per share.

All references in this prospectus to "dollars" or "$" are to United States dollars.

All references in this prospectus to "shekels" or "NIS" are to New Israeli Shekels.


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                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the related notes, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

Our corporate name is VocalTec Communications Ltd. for both legal and commercial purposes. VocalTec was organized under the laws of the State of Israel in 1989. Our address is 60 Medinat Hayehudim Street, P.O. Box 4041, Herzliya 46140, Israel, and our telephone number is +972-9-970-3888. We are a provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. We provide trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). We implement and support advanced telecom solutions, specializing in the smooth migration of voice networks from legacy networks to next generation, IP based networks. Designed for easy integration in multi-vendor environments, our solutions handle media processing, signaling, security and service creation within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, ELCP, V5.2 and GR-303, and incorporate key elements of IMS (IP Multimedia Subsystem) architecture.

In November 2005, VocalTec consummated a business combination with Tdsoft Ltd., or Tdsoft, an Israeli privately held company, pursuant to which VocalTec purchased all of the issued and outstanding share capital of Tdsoft and issued to the Tdsoft shareholders shares of VocalTec constituting 75% of the issued and outstanding share capital of VocalTec immediately following such issuance.

On May 24, 2006, VocalTec consummated a private placement transaction pursuant to which it issued to various investors an aggregate of 935,000 ordinary shares at a price per share of $5.496 and warrants to purchase an aggregate of 374,000 ordinary shares at an exercise price of $7.9005 per share. In addition, VocalTec issued to the placement agent in the private placement transaction and its affiliates warrants to purchase an aggregate of 50,050 ordinary shares at an exercise price of $7.9005 per share.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The principal factors are described below.

THE OUTCOME OF OUR BUSINESS COMBINATION WITH TDSOFT LTD. IS NOT YET KNOWN AND THERE IS NO ASSURANCE THAT THE BUSINESS COMBINATION WILL RESULT IN THE BENEFITS THE COMPANY CURRENTLY ANTICIPATES.

The main purpose for the business combination with Tdsoft was the companies' belief that the combined company would be better positioned to offer competitive VoIP products to existing and prospective customers. Achieving the expected benefits of the business combination depends on the timely, efficient and successful integration of the operations and personnel of both companies. The challenges presented by the business combination include the successful development and promotion of unified strategy, procedures and policies, the ability to realize the synergies between the companies' products and to succeed in offering to current and prospective customers the combined company's products and the successful retention of talented employees who may suffer from uncertainties regarding their position in the combined company and changes in corporate culture. In addition, the integration is expected to require substantial attention from the combined company's management, which may result in the diversion of management resources from regular business concerns to integration considerations. The integration process may also result in the need to invest unanticipated additional cash resources, which may divert funds that the Company expects to use for working capital, including the pursuit of new business opportunities, and may force the Company to raise additional funds. If the businesses of the Company and Tdsoft are not successfully integrated, the benefits of the business combination will not be realized and, as a result, the combined company's operating results may be adversely affected. In addition, the success of the combined company depends to a great extent on its ability to successfully build customer confidence in the products of the Company and Tdsoft and offer a comprehensive solution and support to existing and potential customers. There is no assurance that the combined company will be successful in achieving and maintaining the foregoing.


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THE COMPANY MAY LOSE CUSTOMERS AND BUSINESS PARTNERS DUE TO UNCERTAINTIES
ASSOCIATED WITH THE BUSINESS COMBINATION.

Current and prospective customers and business partners of the Company and Tdsoft may experience uncertainty about their future relationships with the combined company. In particular, some of Tdsoft's business partners may be concerned about competition from the combined company and the companies' respective customers may be concerned about the combined company's continued supply of products and services and continued provision of customer service during the period of integration of the businesses of the Company and Tdsoft and in the future. There is currently no assurance that the combined company will continue supplying and servicing the companies' current products. If the combined company discontinues supplying or servicing any such current product, current customers of the Company and Tdsoft may terminate their relationship with us. The loss of any customer or business partner could adversely affect the Company's results of operations.

IF THE COMPANY FAILS TO MANAGE ITS POST-BUSINESS COMBINATION GROWTH EFFECTIVELY, ITS EXPENSES COULD INCREASE AND ITS MANAGEMENT'S TIME AND ATTENTION COULD BE DIVERTED.

As part of the business combination, the Company intends to broaden the scope of its operations. As a result, its business, results of operations and financial condition will be substantially harmed if it is unable to manage its expanding operations efficiently. The Company plans to continue to expand its sales and marketing, customer support and research and development organizations. Any future growth may place a significant strain on its management systems and resources. The Company's failure to manage its growth efficiently could increase its expenses and divert management's time and attention. In addition, the Company is likely to incur higher expenses during the initial period of integration of the operations and personnel of the Company and Tdsoft. These costs may be significant and may include expenses and other liabilities for or relating to:

     o    employee redeployment or relocation;

     o maintaining or subletting the leases of the Company's and Tdsoft's respective corporate headquarters (or any portions thereof);

     o    liquidating subsidiaries outside of Israel;

     o establishing combined research and development facilities and information technology, or IT, infrastructure.

The integration costs that the Company incurs may negatively impact the financial condition of the Company and the market price of the Company's shares.

THE EXERCISE OF THE REGISTRATION RIGHTS GRANTED TO THE TDSOFT SHAREHOLDERS MAY RESULT IN A DECREASE OF THE TRADING PRICE OF THE COMPANY'S ORDINARY SHARES. IN ADDITION, THE REVERSE SPLIT OF THE COMPANY'S SHARES HAS RESULTED IN A SIGNIFICANT DECREASE IN THE NUMBER OF THE COMPANY'S SHARES OUTSTANDING, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY AVAILABLE TO THE COMPANY'S SHAREHOLDERS.

None of the shareholders of the combined company are subject to any "lock up" arrangement with respect to their shares, and therefore all of them are free to sell their shares, subject to limitations imposed by applicable securities laws. For example, the Tdsoft shareholders may sell the Company shares they received pursuant to the business combination beginning on the first anniversary of the closing of the business combination, subject to volume limitations under US federal securities laws. In addition, at the closing of the business combination the Company granted certain registration rights to the Tdsoft shareholders, including without limitation the right to demand that the Company register their shares during a seven-year period commencing nine months following the closing of the business combination. The exercise of such registration rights may result in an offer of a large number of shares which may adversely affect the trading price of the Company's ordinary shares.

Immediately following the closing of the business combination, the Company effected a reverse split of the Company's shares in the range of 1-for-13, which has significantly decreased the number of the Company's shares outstanding and is likely to have an adverse effect on the liquidity available to the Company's shareholders.


                                     - 5 -
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IN 2002 WE BEGAN DEVELOPING, AND IN 2004 WE BEGAN MARKETING, THE ESSENTRA
PRODUCTS TO NEW CUSTOMERS IN NEW MARKETS. IN 2005 TDSOFT BEGAN MARKETING ITS TDGATE IP-V5 AND IP-303 AND TDMAX PRODUCTS. SINCE THE BUSINESS COMBINATION, THE COMPANY IS DEVELOPING PRODUCTS AND TECHNOLOGY LEVERAGING THE KNOW-HOW OF BOTH TDSOFT AND VOCALTEC. THERE IS NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OBTAINING AND MAINTAINING A SUFFICIENT MARKET SHARE FOR OUR PRODUCTS.

During 2002, VocalTec began developing the Essentra products, which are replacing the H.323 traditional products that were designed for the use of international long distance networks and carriers in emerging markets. The first version of the Essentra products during 2003 and a modular product approach of the Essentra product line was released during July 2004. The initial versions of the Essentra products were designed based on the then new softswitch architecture and standards, to approach the same markets and solutions as in our prior H.323 products. The Essentra products were designed to provide migration from H.323 networks to new, higher scale softswitch based networks. After commencing the development of the Essentra products, VocalTec identified a decrease in the demand for the traditional H.323 products, resulting, among other reasons, from a decrease in the prices of international long distance calls, which caused a sharp decrease in demand for solutions of the type that we offered. This raised concerns about whether there would be a demand for the new Essentra products, which, while using modern softswitch architecture, were nevertheless targeted to the declining market. After analyzing alternatives and witnessing the fast deployment of broadband Internet access to end users and the increased competition that wireline residential and enterprise services face from mobile telephony as well as from telephony services offered by cable operators, VocalTec anticipated that changes in the residential and enterprise wireline telephony services would be occurring in coming years. VocalTec expected this change to be in the form of replacement of legacy VoIP equipment, broadband carriers (also known as Class 5 switches) with modern softswitches and the offer of telephony services over broadband Internet available at an increasing number of homes. VocalTec therefore refocused its product development effort on the redesign of the Essentra products to cope with the much wider set of requirements of a Class 5 replacement softswitch, supporting legacy telephony, voice over broadband and hosted enterprise services. Targeted geographic markets were also changed. While the H.323 products were offered mainly in developing countries, the Class 5 replacement products were targeted initially at developed countries.

Through the acquisition of the assets of B-Connected in 2004, Tdsoft acquired the TAS product, which is a new generation DLC (Digital Loop Carrier - a product enabling the connection of a subscriber's phone to the carrier access network). Tdsoft developed the DLC to be a single sided VoIP device for the class 5 replacement market. The TdMAX product (which is the the successor of the TAS) is a line gateway device that connects POTS (Plain Old Telephone System) and ADSL modems to the network backbone over IP and VoIP technology.

During 2003, Tdsoft began developing the TdGATE products, a group of devices connected to a variety of infrastructure domains such as ATM, TDM and IP. Initially, such products were ATM-based interface that enabled voice over DSL extension to a Class5 switch, and during 2004 such products were enhanced with VoIP capabilities, to enable Class5 replacement using VoIP. The majority of the installations are with existing class 5 switches connected to deliver voice traffic to DSL based networks. The Hunt 8110 is an ATM edge device that is installed within the demarcation point between the ATM network and the IP network to deliver Ethernet services (which is a protocol commonly used in today's data networks). The TdGATE family design allows us to install the system in versatile environment to bring solutions to TDM to IP/ATM or ATM/IP to TDM networks.

We have encountered various challenges inherent to entering into a new business, including learning and understanding the new target markets, positioning our products in an already competitive market, creating and maintaining relationships with new suppliers, customers and other third parties and subjecting the products to testing and training of sales and marketing employees to enable them to successfully promote the sale of the Essentra, as well as the TdGATE IP and TdMAX products. This required the allocation of substantial resources.

Although we have conducted initial trials with respect to, and have received several small orders for, our Essentra, TdGATE IP and TdMAX products, some of these products (for example, our Essentra BAX product) are still subject to additional testing and modifications and have not yet been used extensively by customers, which prevents us from developing a track record that is crucial for the expansion and the development of additional sales channels for our new products. Essentially, our new products have not yet been fully field-tested by the market, and therefore the products' advantages have not yet been recognized and acknowledged by our target MARKETS. Furthermore, unlike our traditional
H.323 and the TdGATE IP products, which were unique and the first of their kind to be introduced to the telecommunications market, our Essentra and TdMAX products compete with existing, comparable products of various companies, some of which have certain advantages over us, including the ability to manufacture the hardware components used in their solutions, access to prospective customers and an established market share.


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In light of the foregoing, there is no assurance that we will be successful in obtaining and maintaining a sufficient market share for our Essentra, TdGATE IP and TdMAX new products.

WE HAVE ENCOUNTERED AND EXPECT TO CONTINUE TO ENCOUNTER VARIOUS CHALLENGES INHERENT TO ENTERING INTO A NEW BUSINESS AND THERE IS NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OVERCOMING SUCH CHALLENGES.

Due to the fact that we have been developing and offering new products, some of which are targeted at new customers in new markets, we have encountered and expect to continue to encounter various challenges. For example, customers of VOBB (Voice over Broad Band) service providers require various features products, which features are more complex than those offered through our traditional products. In addition, while seeking midsize carriers, being new to this market, we had to consider offering solutions to alternative small carriers as well, raising the need for flexibility and competitiveness within a wide range of solutions. Also, our solutions have to be inter-operable with offerings of various third parties, which results in a more complex and expensive development and upgrading of the products. Furthermore, in recent years we have witnessed an increasing competition in the VoIP market, resulting in declining prices, as VoIP has become a mainstream technology. One of the main challenges in penetrating the market with the products offered by VocalTec and Tdsoft relates to the ability to fulfill the full set of class features, when deployed either in conjunction with a Class5 softswitch from a partner vendor, or when offered as a stand-alone solution. In addition, price pressure and strong competition cause difficulties to the market penetration of such products. The TdMAX product faces stiff competition from Chinese vendors and we may not be able to compete in markets where the Chinese vendors sell at low prices. If unsuccessful at generating volume sales of this product, the cost structure will not enable us to be competitive in this market and we may consider divesting the TdMAX.

The TdGATE IP-V5 and TdGATE IP-303 gateways are targeted at the market for replacement of TDM class 5 softswitches while using legacy access connected via the V5 and GR303 protocols. Currently, the market has not yet adopted this concept and there is a possibility that carriers may choose not to replace the TDM switches prior to upgrading the legacy access to VoIP access therefore eliminating the need for these gateways.

Furthermore, in order to materially increase our revenues, we have to enter into a larger number of contracts with more customers and create more partnerships with more vendors, which requires the allocation of more resources by us. Unless we do so, or are able to successfully re-allocate our resources and reduce our operational expenses, reaching profitability could be delayed. Moreover, due to the fact that we are currently in the early stages of penetrating the VOBB market, the loss of a contractual relationship with any of the customers with which we have established, or are in the process of establishing, a relationship, could materially adversely affect our results of operations.

Finally, the Class 5 replacement market is new and is in its early stages, which is reflected by carrier hesitation and long decision-making process as well as expectations for evaluation and trial phases prior to the purchase of the product. In addition, the ability to sell and promote the traditional Tdsoft products, which are highly dependent on the Class 5 replacement opportunity and are positioned to allow migrations of such networks from legacy to new networks, is effected by the early stage of the Class 5 replacement market. Some carriers prefer to take the overlay network approach, deploying a whole new network infrastructure side by side with the older network, instead of doing a replacement of the core or the access equipment. In such cases, the Tdsoft products are not required; however, the Essentra products can come into play in such cases with the offering of an NGN Class5 type solution, which can be installed as the overlay network.

There is no assurance that we will be successful in encountering the foregoing as well as other challenges in our attempt to offer our Essentra (which now include the Tdsoft TdGATE products and TdMAX products which are offered as additional products under the Essentra product line) to new customers in developed countries and to the channel partners of the combined company. A failure to successfully encounter such challenges may prevent us from obtaining and maintaining a sufficient market share, which may materially adversely affect our results of operations.


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OUR ESSENTRA, TDGATE AND TDMAX PRODUCTS GENERALLY HAVE A LONG SALES CYCLE, WHICH
INCREASES OUR COSTS IN OBTAINING ORDERS, REDUCES THE PREDICTABILITY OF OUR EARNINGS AND REQUIRES HIGHER WORKING CAPITAL.

Our Essentra, TdGATE and TdMAX products are technologically complex and are typically intended for use in solutions that may be critical to the business of our customers. Prospective customers for such products generally must make a significant commitment of resources to test and evaluate products and to integrate them into their solutions. As a result, the sales process for such products is long and often subject to delays associated with lengthy approval processes that typically accompany the design and testing of our customers' solutions. The sales cycles of our products to new customers currently average 6 to 12 months from the time we make a proposal to a customer until the time the customer begins using the relevant product in production mode. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales. In addition, in some cases we need to finance the equipment that we install in our customers' premises during the period of installment, testing and approval of the equipment, which requires us to allocate working capital for the period of such financing. Furthermore, in many cases the sale of our products is conditioned upon a trial period during which the products are installed at the customers' premises, which installation requires an investment by us of capital and manpower, without assurance that the customers will purchase the products.

Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles, complicating our planning processes and reducing the predictability of our earnings. These risks include:

     o a pre-sale trial procedure intended for defining customers' needs, which involves additional costs;

     o the potential cancellation of orders based on our customers` changing budgetary constraints; and

     o the shift in orders expected in one quarter to another quarter because of the timing of our customers` procurement decisions.

BECAUSE MANY OF OUR CURRENT AND PLANNED PRODUCTS ARE HIGHLY COMPLEX, THEY MAY CONTAIN DEFECTS OR ERRORS THAT ARE DETECTED ONLY AFTER DEPLOYMENT IN COMMERCIAL APPLICATIONS. MOREOVER, OUR CUSTOMERS MAY BUNDLE OUR PRODUCTS WITH THE PRODUCTS OF OTHER PROVIDERS THAT CONTAIN DEFECTS THAT ARE WHOLLY UNRELATED TO OUR PRODUCTS. IN EITHER INSTANCE, IF THIS OCCURS, IT COULD HARM OUR REPUTATION AND RESULT IN REDUCED REVENUES OR INCREASED EXPENSES.

Our products are highly complex and may contain undetected defects, errors or failures. These products can only be fully tested when deployed in commercial applications and other equipment. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

     o    product returns, repairs or replacements;

     o    cancellation of and reduction in orders;

     o uncollectible accounts receivable and delays in collecting accounts receivable;

     o    diversion of our resources;

     o    legal actions by our customers or our customers' end users;

     o    increased insurance costs; and

     o    other losses to us or to our customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our results of operations. There can be no assurance that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. We have from time to time experienced defects in our products and expect to experience defects in the future. We may in the future incur costs associated with warranty claims. Because the trend in our industry is moving toward even more complex solutions and products in the future, this risk will intensify over time and may result in increased expenses.

In addition, our customers may bundle, incorporate or connect our products into or to complex systems that contain errors or defects that are wholly unrelated to our products. Such occurrences may result in undue delays or cancellations of the implementation of our customers' bundled products and services. In such cases, our reputation could be harmed and our results of operations could be adversely affected, which could result in reduced revenues or increased expenses.


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WE DEPEND ON THE ABILITY OF OUR CHANNELS AND BUSINESS PARTNERS WHO PURCHASE OUR
PRODUCTS TO ACHIEVE BROAD MARKET ACCEPTANCE FOR THEIR PRODUCTS. IF THESE CHANNELS AND BUSINESS PARTNERS DO NOT SUCCEED IN SELLING THEIR PRODUCTS, THIS WILL REDUCE DEMAND FOR OUR PRODUCTS AND OUR REVENUES WILL BE ADVERSELY AFFECTED.

Tdsoft's products are normally sold through other vendors, system integrators and business partners, who repackage or resell the Tdsoft products under their own private label to consumers or incorporate the Tdsoft products into their own products, which are then sold to end customers (rather than selling our products directly to carriers). We plan to use these channels to promote the sale of Essentra and future products. To achieve this, we will have to allocate resources to train such channels as to the use of our Essentra products, resulting in additional costs increased by us and additional time until sales by our channels of our Essentra products will be feasible. We are dependent upon the success of our customers and business partners and the broad market acceptance of their products. To the extent that our channels and business partners are unsuccessful in selling our products, our revenues and operating results will be adversely affected.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MIGHT MAKE IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE OF OUR ORDINARY SHARES.

The operating results of each of VocalTec (prior to the business combination) and Tdsoft have fluctuated and may continue to fluctuate from period to period for a number of reasons. Although during the years 2003 through 2005 we witnessed a general improvement in the market for telecommunication equipment, due to the past volatility of this market we cannot predict the duration or extent of any recovery in this market or the impact it may have on our revenues or results of operations.

There are several market conditions that could continue to cause our customers and potential customers to be conservative in their spending:

     o The VoIP market for telecommunications carriers is experiencing a shift from H.323 technology to softswitch technology, from current Time Division Multiplexing, or TDM, networks to the innovative services delivered by Next Generation VoIP Networks, or NGNs, resulting in a transitional period for many VoIP vendors, including our company.

     o Large carriers are showing an increased interest in migrating their Public Switch Telephone Networks, or PSTNs, to VoIP softswitch based networks, and there is still uncertainty with respect to the extent and timing of shifting PSTNs to VoIP softswitch networks.

     o As a result of our long sales cycle (described above), we may need extended time to build up an order backlog.

These factors make the forecasting of sales inherently uncertain. Significant annual and quarterly fluctuations in our results of operations may also be caused by, among other factors, the timing and composition of orders from our customers, reduced prices for our products, the economic viability and credit-worthiness of our customers, the collectability of our receivables (some of which are recognized on a cash basis), the timing of new product announcements and releases by both our company and our competitors.

Our future results may also be affected by factors that include our ability to continue to develop, introduce and deliver enhanced and new products in a timely manner, to offer new products at competitive prices, to offer existing products at lower prices, to compete with competitors that are larger than we are, and to anticipate and meet customer demands. There can be no assurance that sales in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The volatility in our operating results may also result in significant volatility in our share price. Furthermore, our share price is also subject to the price volatility experienced by many companies in the telecommunications sector, VoIP industry and related sectors. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our ordinary shares is likely to decrease.

EACH OF VOCALTEC (PRIOR TO THE BUSINESS COMBINATION) AND TDSOFT HAS INCURRED SIGNIFICANT HISTORICAL OPERATING LOSSES AND THERE IS NO ASSURANCE THAT THE COMBINED COMPANY WILL NOT CONTINUE TO INCUR OPERATING LOSSES.

Since its incorporation in 1989, VocalTec (prior to the business combination) has had limited sales and has incurred significant operating losses. VocalTec (excluding the results of operations of Tdsoft) had operating losses in 2005, 2004 and 2003 of $9.5 million, $13.2 million and $8.1 million, respectively. In 2005, 2004 and 2003, Tdsoft had operating losses of approximately $6.4 million, $5.9 million and $3.9 million, respectively. The Company may continue to incur operating losses in the future due to, among other reasons, (i) the fact that the new Essentra products and the TdGATE IP-VS and IP-303 and the TdMAX products have only recently been offered in new target markets to new customers and has not yet obtained a substantial market share of the VoIP broadband business and
(ii) the integration of the businesses of VocalTec and Tdsoft, which will require the allocation of substantial resources. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market demand and acceptance of its products respond effectively to competitive pressures, offer high quality customer service and support, and introduce advanced versions, enhancements and new products that meet market needs on a timely basis.

The Company may continue to incur operating losses in 2006 and thereafter if revenues are insufficient to cover sales and marketing, research and development, administrative and other expenses. If revenue levels do not sufficiently increase, operating results will be adversely affected because any reduction in expenses may not sufficiently cover reduction in revenues. There is no assurance that the Company will achieve or sustain significant sales or profitability in the future.

IF NGN VOIP BASED CARRIER MARKETS FOR OUR PRODUCTS AND TECHNOLOGY FAIL TO GROW, OR OUR PRODUCTS FAIL TO ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The markets for our Essentra, TdMAX and TdGATE products are relatively new and are rapidly evolving technologically. Our products compete with similar products and services developed by our competitors, some of which have greater market share and acceptance as well as greater resources to develop and promote such products. Sales of VoIP products have fluctuated and have been generally unpredictable, as fluctuation in demand for voice infrastructure products is dependent on the customers establishing and/or expanding their networks. As is typical in the case of an evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Furthermore, there is uncertainty as to whether, when and the pace at which the VoIP market will further increase. Broad market demand and acceptance of our technology, products and solutions, including our Essentra, TdMAX and TdGATE products, and interoperability of such products with other VoIP products are very important to our success and to our ability to generate revenues.

Market demand and acceptance of our technology, products and solutions will be highly dependent on functionality, interoperability, reliability, stability and performance, as well as on external factors beyond our control such as the development of the VoIP market, including the Voice over Broadband and Class 5 replacement, the introduction of competing products or technologies into the market and the stability and bandwidth of those networks. There can be no assurance that packet based voice networks will become widespread, that connections between Internet Protocol, or IP, networks and PSTNs will become widespread or that our products and solutions, including our Essentra, TdMAX and TdGATE products, will generate sales or gain market acceptance. The adaptation process of connecting IP networks and PSTNs can be time consuming and costly to both us and our customers and the acceptance of the product or system may depend, to a substantial extent, on the success of the adaptation. There can be no assurance that the market for our products and services will grow above current levels, that our products and solutions will achieve market acceptance or that other, competitive products will not achieve better acceptance in the market. If the market does not grow above current levels, or if our products and solutions do not achieve market acceptance, our business, financial condition and results of operations will be materially adversely affected.

IF OUR RELATIONSHIPS WITH OUR KEY CUSTOMERS ARE TERMINATED, OUR REVENUES WILL DECLINE AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

During 2003, the two main customers of VocalTec (prior to the business combination), Deutsche Telekom and its T-Systems subsidiary and DataAccess (India) Limited, or DataAccess, accounted for 52% and 22% of the sales of VocalTec (prior to the business combination), respectively. In 2004, DataAccess, which accounted for 6% of the sales of VocalTec (prior to the business combination) in that year, experienced financial difficulties. Deutsche Telekom and its T-Systems subsidiary accounted for 31% of the sales of VocalTec (prior to the business combination) in 2004. In addition, in 2004, Intelecom San Marino accounted for 12% of the sales of VocalTec (prior to the business combination). The loss of DataAccess, one of the two largest customers in 2003 and in 2002, as well as the decrease in revenues from Deutsche Telekom and its T-Systems subsidiary had an adverse effect on the results of operations of VocalTec (prior to the business combination). During 2003, the three main customers of Tdsoft (prior to the business combination), TNN Networks, Graybar and Lucent, accounted for 20%, 18% and 12% of the sales of Tdsoft (prior to the business combination), respectively. During 2004, the four main customers of Tdsoft (prior to the business combination), OG Vodafone, Graybar, ECI and VoIP Pty Ltd., accounted for 13%, 12%, 11% and 10% of the sales of Tdsoft (prior to the business combination), respectively. During 2005, the two main customers of Tdsoft (prior to the business combination), Lucent and OG Vodafone, accounted for 18% and 16% of the sales of Tdsoft (prior to the business combination), respectively. If for any reason, our relationship with Deutsche Telekom, Intelecom San Marino, Lucent or OG Vodafone is terminated, or if either of these key customers reduces purchases of our products or maintenance or replaces an existing equipment in its networks with competing products, then our business, financial condition and results of operations would be materially adversely affected. The impact of the termination or reduction of our key customer relationships would be intensified if we are unable to establish and increase sales to other customers in order to offset this termination or reduction.

WE DEPEND ON THIRD PARTIES FOR THE SUPPLY AND QUALITY OF COMPONENTS REQUIRED FOR THE MANUFACTURE OF OUR PRODUCTS, AND ANY DELAY OR DISRUPTION IN THE SUPPLY OF THESE PRODUCTS WILL ADVERSELY AFFECT OUR RESULTS.

We depend on third parties for the manufacture, supply and support of certain hardware and software components that are integrated into our Essentra, TdMAX and TdGATE products (including IBM BladeCenterT platform and blades, Intel signaling gateways, AudioCodes media gateways, TTI Telecom software and various other suppliers for gateway platforms, voice processing chips, DSP software, SIP software and SS7 Software). Following the sale and installation of our products, we rely on our hardware and software suppliers (to varying extents) for maintenance and service that we provide to our customers. To that end, our agreements with our suppliers include obligations of our suppliers to provide us with certain levels of service and maintenance, as well as restrictions on the right of the supplier to discontinue the manufacture of the hardware components we purchase from them. We depend on third party suppliers for certain key components, however, we do not have a long-term supply contract with our suppliers, and, to date, we did not yet establish a relationship with alternate suppliers of such components. In addition, manufacturing problems may occur with these third parties. A supplier may fail to develop and supply products and components to us on a timely basis, or may supply us with products and components that do not meet our quality, quantity or cost requirement, or may cease to provide support with respect to the hardware and software purchased by the Company; therefore, we face the risk of inadequate component supply, price increases, late deliveries, poor component quality and failure in the availability and level of support and maintenance, as any supplier may terminate its relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as four months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate alternative suppliers that are able to develop, manufacture, deliver and provide service and maintenance with respect to the specialized components we need for our products in the desired lead times and quality. In addition, if the processes that our suppliers use to manufacture products and components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

Finally, our dependence on third party suppliers significantly limits our ability to compete successfully with some of our competitors, which supply themselves the hardware components that are used in their solutions and therefore have the flexibility of making more competitive offers to potential customers.

IF OUR NEW PRODUCTS DO NOT MEET MARKET AND CUSTOMER REQUIREMENTS OR IF OUR PRODUCTS DO NOT ACHIEVE INDUSTRY STANDARD CERTIFICATIONS IN OUR TARGET MARKETS, WE WILL NOT ATTRACT AND RETAIN CUSTOMERS.

Maintaining and increasing our sales revenues are dependent upon the ability of our products to meet market and customer requirements. To this end, we are involved in a continuous process to evaluate changing market demands and customer requirements, and to develop and introduce new products, features and applications to meet such changing demands and requirements. A number of risks are inherent in this process. We may not successfully anticipate market requirements or complete the development or introduction of these products. In addition, the development of new technologies and products is increasingly complex and uncertain. This can result in delays in the introduction of new technologies and products, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications, market requirements or customer demands, or to miss delivery schedules. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes increasingly complex.

Our results could be adversely affected by factors such as lack of market acceptance of our products, development or manufacturing delays, and delays in customer purchases of products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

Further, telecommunications carriers outside the U.S. increasingly require that VoIP products be designed to meet local homologation requirements to demonstrate interoperability with existing networks of incumbent telecommunications carriers, each of which may have different specifications. Failure to obtain such homologation certifications or other industry standard certifications for our products may result in decreased revenues, significant warranty, support and repair costs may divert the attention of our engineering personnel, and may cause significant customer relations problems.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE PRICE PAID, OR AT ALL. IN ADDITION, IF WE ARE UNABLE TO MAINTAIN THE LISTING OF OUR ORDINARY SHARES ON THE NASDAQ CAPITAL MARKET, IT WILL BE MORE DIFFICULT FOR OUR SHAREHOLDERS TO SELL THEIR SHARES.

In addition to our significant operating losses, generally depressed economic conditions have adversely affected our share price and trading volumes in recent years. Our ordinary shares were initially quoted on the Nasdaq National Market in 1996. In December 2002 we transferred to the Nasdaq Capital Market, in July 2003 we transferred back to the Nasdaq National Market, and in April 2005 we transferred back to the Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. We transferred back to the Nasdaq Capital Market in April 2005 because we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market. In August 2005, we received a notice from Nasdaq Capital Market that we were not in compliance with the Nasdaq Capital Market shareholders equity continuing listing requirement, and in November 2005 (simultaneously and in conjunction with the consummation of the business combination) we re-listed our ordinary shares on the Nasdaq Capital Market. Certain of the initial listing requirements of Nasdaq Capital Market were met due to consummation of the business combination. If we are unable to maintain the listing of our ordinary shares on the Nasdaq Capital Market, due to our non-compliance with certain continued listing requirements of the Nasdaq Capital Market, it will be more difficult for our shareholders to sell their shares.

Additional factors that could cause the market price of our ordinary shares to further decrease significantly include the loss of any of our major customers or key personnel, new product developments or enhancements by our competitors, sales of our securities by our shareholders, quarterly fluctuations in actual or anticipated operating results, continued significant operating losses, market conditions in the industry, law suits against the Company, its officers or directors, analysts reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described herein and general economic conditions. In the past, following decreases or volatility in the market price of a company's securities, securities class action litigation has often been instituted. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

WE ARE SUBJECT TO STRONG COMPETITION. ACCEPTANCE OF OUR COMPETITORS' PRODUCTS AND TECHNOLOGY COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

The competition in the VoIP communications market is very strong. Our competitors include telecommunications companies, data communication companies and pure VoIP companies. Almost all of our competitors are larger than we are, and can offer more comprehensive solutions either on their own or by partnering with others. In addition, many of our competitors have greater name recognition, larger installed customer bases, broader product offerings, and significantly greater financial, technical and marketing resources than we do. Finally, some of these competitors are not dependent, as we are, on third parties for the supply and quality of components required for the manufacture of their products. Such competition may result in a reduction in prices. Even if we reduce the prices of our products, there can be no assurance that we will be able to successfully launch our new products, or compete successfully and effectively for deals against other companies' product offerings. Furthermore, if we reduce our prices below current levels due to the competition, our operating losses may increase and we may be unable to increase our revenues and gross margins.

We expect that additional companies will compete in the IP-based voice networks market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with traditional telecommunications infrastructure and service providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media and cable television. The ability of some of our competitors to bundle other enhanced services and other products with VoIP products could give these competitors an advantage over us.

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN DOMESTIC OR FOREIGN LOCATIONS, INCLUDING ISRAEL, COULD NEGATIVELY IMPACT OUR BUSINESS.

Most of our operations are conducted in the State of Israel. Although virtually all of our sales currently are made to customers outside Israel, we are nonetheless directly influenced by the political, economic, military and other conditions in and around Israel and in other countries in which our business is located or in which our products are sold. In addition, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial conditions or results of operations.

Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2006. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries.

WE EXTEND CREDIT TO CUSTOMERS FOR PURCHASES OF OUR PRODUCTS AND MAY NOT BE ABLE TO COLLECT ACCOUNTS RECEIVABLE.

A portion of our receivables results from credit extended to customers for purchases of our products. There can be no assurance that any of our accounts receivable will be collected in whole or in part. Any failure in the collection of accounts receivable will adversely affect our cash flow position and will result in decreased revenues.

SOME OF OUR DIRECTORS, OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY.

Some of our Israeli directors, and many of our Israeli male officers and employees are currently obligated to perform up to 36 days of annual reserve duty. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

WE ARE DEPENDENT UPON THE CONTINUED EMPLOYMENT OF KEY PERSONNEL.

Our future success depends to a significant extent upon the continued active participation of our directors, senior executive officers, management members and other key employees. The loss of the services of any such person could have a material adverse effect on our business. These persons are not bound by employment agreements for any specific term. The loss of the services of any of these persons may adversely affect the development and sales of our products, and the management of our company. Our success is also dependent upon our continuing ability to attract and retain highly qualified personnel and key engineers and sales and marketing personnel, to perform research and development, commercialize products, and perform the sales and marketing functions required to bring these products to the market. There can be no assurance that we will continue to attract and retain such personnel.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

A substantial portion of our sales is in international markets. In addition, a portion of our research and development operations is outsourced to subcontractors in Ukraine and Bulgaria. There are certain risks inherent in conducting business in international markets, including unexpected changes in regulatory requirements, export restrictions, homologation certifications, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, credit-worthiness of potential customers, and political instability, all of which can adversely impact the success of our international operations. Specifically with respect to Ukraine and Bulgaria, each of them is still economically and politically unstable, suffers from exchange rate and inflation fluctuations, political and criminal corruption, and lack of commercial experience and unpredictability of the civil justice system. There can be no assurances that one or more of such factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition or results of operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY. IN ADDITION, WE MAY ENGAGE IN RESEARCH AND DEVELOPMENT PROJECTS IN WHICH WE DEVELOP CERTAIN INTELLECTUAL OR OTHER PROPRIETARY PROPERTY WITH THIRD PARTIES, AND THERE IS NO ASSURANCE THAT WE WILL OWN ANY SUCH INTELLECTUAL OR OTHER PROPRIETARY PROPERTY.

Our success is dependent, to a certain extent, upon our proprietary technology. We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure, contractual licensing restrictions, and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. There can be no assurance, however, that such measures will provide commercially significant protection for our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to prevent competitors from selling similar products. In addition, our ability to adequately protect our proprietary rights in Ukraine and Bulgaria (where a portion of our research and development operations to is outsourced subcontractors) is further unclear due to their political instability and the fact that the protection of intellectual properties in eastern European countries has traditionally been difficult to achieve.

In addition, the software market has traditionally experienced widespread unauthorized reproduction of products in violation of manufacturers' intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce the manufacturers' intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. Unauthorized use and reproduction of the registration codes contained in our various software products has occurred from time to time and may continue to occur in the future. There can be no assurance that our software products will not experience unauthorized use or reproduction on a massive scale, which will adversely affect our business, financial condition and results of operations.

Furthermore, we may engage in the future in joint research and development projects with third parties. The ownership of any intellectual or other proprietary property developed in such projects shall be negotiated with such third parties. There is no assurance that we will own any such intellectual or other proprietary property. For example, during 2005 Tdsoft and Nuera commenced developing, as part of a joint project, certain hardware and software of a VoIP gateway platform. Following completion of the project, each of Tdsoft and Nuera will add its application software on top of the platform, to further develop it into a generally available product, targeting various gateway applications. Both companies have full ownership rights with respect to the platform, including intellectual property, manufacturing and marketing rights. In connection with the project, Tdsoft has been engaged by Nuera to develop certain application software that will integrate with the platform. The intellectual property rights of this application software shall be owned solely by Nuera.

WE MAY NOT BE ABLE TO ENFORCE AGAINST OUR EMPLOYEES AND SUBCONTRACTORS COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES AND
SUBCONTRACTORS.

We currently have non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's trade secrets). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

Additionally, our ability to enforce non-compete covenants with our sub-contractors in foreign jurisdictions where we conduct a portion of our research and development operations, is unclear.

LITIGATION AND OTHER DISPUTES REGARDING OUR INTELLECTUAL PROPERTY OR THE INTELLECTUAL PROPERTY OF OUR SUPPLIERS COULD PROVE COSTLY AND THEREBY ADVERSELY IMPACT OUR FINANCIAL POSITION AND COULD ALSO RESULT IN AN INJUNCTION OR JUDGMENT AGAINST US, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Third parties have asserted patent infringement and other claims against us from time to time. A number of these claims were directed at certain basic and fundamental components of our products. There can be no assurance that third parties will not assert such claims against us in the future or that such present and future claims will not be successful. In addition, third parties may in the future assert patent infringement and other claims against us in connection with components used in our products that are manufactured by our suppliers. Patents relating to basic technologies in the communications and multimedia areas have been recently allowed and patents may be filed in the future which relate to basic technologies incorporated in our products. We would incur substantial costs and would experience diversion of management resources with respect to the defense of any claims relating to proprietary rights, and this could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to make, use, sell, distribute or otherwise license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. Litigation, which is generally costly and time consuming, may be necessary to determine the scope and validity of others' proprietary rights or to enforce any patents issued to us, in judicial or administrative proceedings. In the event a claim relating to proprietary technology or information is asserted against us, we may seek licenses for such intellectual property. There can be no assurance, however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to us. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH OUR DISTRIBUTORS, OR IF OUR DISTRIBUTORS' BUSINESSES ARE ADVERSELY AFFECTED BY DEVELOPMENTS UNRELATED TO US, OUR SALES COULD BE HARMED.

Our marketing strategy includes sales through channel partners, distributors and resellers, as well as direct sales by our own sales force. There is no assurance that we will be successful in extending the terms of our various channel, distribution and reselling agreements or in establishing similar relationships with other entities if our current channel, distribution and reselling agreements are not extended, and changes in our relationships with our channels, suppliers, distributors, value added resellers and agents, or other changes to their respective businesses could have a material adverse effect on our business, financial condition or results of operations.

ANY FUTURE MERGERS WITH OR ACQUISITIONS OF COMPANIES OR TECHNOLOGIES AND THE RESULTING INTEGRATION PROCESS MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

One of our business strategies is to pursue strategic partnerships, alliances, mergers and/or acquisitions of complementary businesses, products and technologies. Pursuit of such strategies requires significant investments in management time and attention.

We have no current commitments or agreements with respect to any mergers or acquisitions. However, mergers with or acquisitions of companies involve a number of risks including the difficulty of assimilating the operations and personnel of the merged or acquired companies and of maintaining uniform standards, controls and policies. There can be no assurance that technology or rights acquired by us will be incorporated successfully into products we introduce or market, that such products will achieve market acceptance or that we will not encounter other problems in connection with such acquisitions. If we consummate one or more significant acquisitions in which the consideration consists of ordinary shares, shareholders would suffer significant dilution of their interests in us.

OUR PRINCIPAL SHAREHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, ARE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of immediately prior to consummation of the private placement transaction, our principal shareholders, including our directors and certain executive officers, beneficially owned approximately 58% of the outstanding ordinary shares of our company (including options that are exercisable on the date hereof or within 60 days after the date hereof). As a result, such shareholders together have the ability to significantly influence the election of our directors and most corporate actions.

OUR EARNINGS WILL BE ADVERSELY AFFECTED DUE TO COMPLIANCE WITH NEW ACCOUNTING POLICIES RELATING TO THE EXPENSING OF STOCK OPTIONS.

We are required to prepare financial statements in accordance with the Financial Accounting Standards Board's (FASB) recently issued accounting standard SFAS No. 123(R), "Shared-Based Payment." SFAS No. 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we will be required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. The adoption of SFAS No. 123(R) will have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The impact will depend on our levels of share-based payments granted in the future, among other things. See also Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on April 21, 2006, as amended on May 16, 2006 (the "2005 20-F").

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our articles of association contain provisions which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law of 1999, or the Companies Law, could also delay or otherwise make more difficult a change in our control. The provision of the Companies Law relating to mergers and acquisitions are discussed in greater detail in Item 10 - Additional Information of the 2005 20-F.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

As more fully described in Item 10 - Additional Information - Taxation and Government Programs of the 2005 20-F, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders. For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation or entity treated as a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust. Our status as a PFIC could cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. Although we do not believe that we should have been characterized as a PFIC for any tax year through and including 2005, there can be no assurance that the United States Internal Revenue Service will agree with this conclusion. Furthermore, there can be no assurance that we will not be a PFIC in the future. For further discussion of the consequences of our possible PFIC status, please refer to Item 10 - Additional Information - Taxation and Government Programs of the 2005 20-F.

THE TAX AND OTHER BENEFITS AVAILABLE TO US FROM ISRAELI GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES IN THE LONG TERM AND OUR NET RESEARCH AND DEVELOPMENT EXPENSES.

We benefit from certain tax and other benefits, particularly as a result of the "Approved Enterprise" status of certain existing facilities and approved programs from the Government of Israel. In addition, we benefit from participation by the Office of the Chief Scientist of the State of Israel (the "Chief Scientist") in certain of our research and development projects. To be eligible for these participations and tax benefits, we must continue to meet certain conditions, including, with respect to the tax benefits, making certain specified investments in fixed assets. There can be no assurance that such participations and tax benefits will be continued at their current levels or otherwise. The termination or reduction of certain tax benefits (particularly benefits available to us as a result of the "Approved Enterprise" status of certain of our existing facilities and approved programs) could have a material adverse effect on our business, financial condition or results of operations (this risk is offset to a certain extent due to the fact that to date we have accrued significant losses, and therefore taxes will become due with respect to our income only after such income exceeds our accumulated losses). The termination or reduction of the participation of the Chief Scientist in research and development projects could increase our net research and development expenses or limit or terminate certain research and development projects. In addition, when we become subject to the obligation to pay royalties to the Chief Scientist with respect to products developed by us through the use of Chief Scientist grants, such royalty payment obligation will continue even if we receive no additional, or reduced, grants from the Chief Scientist.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE DOLLAR.

A significant portion of our sales are made outside of Israel in dollars and we incur a significant portion of our expenses in NIS. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation is not offset by the devaluation of the NIS in relation to the dollar. During the calendar years 2003, 2004 and 2005 the annual rate of inflation (deflation) was (1.9%), 1.2% and 2.4%, respectively. In 2003 and 2004, the NIS was appreciated against the dollar by 7.6% and 1.6%, respectively, and devalued against the dollar by 6.8% in 2005. Although to date we have not purchased forward currency options to decrease our exchange rate risk, we may do so in the future, to the extent we deem it advisable.

IT MAY BE DIFFICULT TO PURSUE AN ACTION IN THE U.S. OR TO ENFORCE A U.S. JUDGMENT, INCLUDING ACTIONS OR JUDGMENTS BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS, AGAINST US AND OUR EXECUTIVE OFFICERS AND DIRECTORS, OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

Most of our directors and officers are not residents of the United States and most of their assets and our assets are located outside the United States. Without a consent to service of process, additional procedures may be necessary to serve individuals who are not U.S. residents. Therefore, it may be difficult to serve process on those directors, officers who are not U.S. residents, in order to commence any lawsuit against them before a U.S. court, including an action based on the civil liability provisions of U.S. federal securities laws.

An investor also may find it difficult to enforce a U.S. court judgment in an Israeli court, including a judgment based on federal securities laws. In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

     o the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

     o    the judgment may no longer be appealed;

     o the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

     o    the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable if:

     o    the judgment was obtained by fraud;

     o    there is a finding of lack of due process;

     o the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

     o the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

     o at the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, or against our directors and officers. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.

COMMUNICATIONS AUTHORITIES MAY IMPOSE CHARGES, CONTRIBUTION AND OTHER COMMON CARRIER REGULATIONS ON IP TELEPHONY PROVIDERS.

To date, neither the United States Federal Communications Commission ("FCC"), state communications authorities, nor the communications authorities of other countries have subjected IP telephony providers nor VoIP solutions providers to the regulations that apply to long distance telecommunications carriers. At this time it is uncertain whether or to what extent the FCC, state communications authorities, or the communications authorities of other countries will impose access charges, universal service contributions, and other common carrier regulations on IP telephony providers or to VoIP solutions providers. There can be no assurance that future action by the FCC or other communications authorities will not have an impact on us, directly or indirectly.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus, as well as in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under "Risk Factors," elsewhere in this prospectus and in the documents we have incorporated by reference.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

                     OFFER STATISTICS AND EXPECTED TIMETABLE

The selling shareholders identified in this prospectus may sell from time to time up to 1,359,050 of ordinary shares (except that the warrants issued to the selling shareholders to purchase up to 424,050 of the foregoing ordinary shares may be exercised commencing on November 24, 2006 and until May 23, 2011). We have agreed to maintain the effectiveness of this registration statement until the earlier of (i) two years after the effective date of this registration statement, (ii) such time as all of the shares registered under this registration statement have been sold pursuant to this registration statement or
(iii) the date on which all of the shares registered under this registration statement may be resold without registration pursuant to Rule 144(k) under the Securities Act or any other rule of similar effect.

                         CAPITALIZATION AND INDEBTEDNESS

The following table sets forth audited consolidated short-term debt and capitalization, determined in accordance with accounting principles generally accepted in the United States ("GAAP"), as at December 31, 2005. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

                                               As of April 30, 2006
                                              (Actual, in thousands)
                                             -----------------------
Short term debt                                      $ 1,058
Long term debt                                           ---
Total shareholders equity                            $10,726

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

The selling shareholders have certain registration rights pursuant to a Purchase Agreement between the Company and the selling shareholders dated May 18, 2006 (the "Purchase Agreement") with respect to the shares issued and shares underlying warrants issued to them in the private placement transaction. Under the Purchase Agreement, the Company undertook to register all of the ordinary shares issued and ordinary shares issuable upon warrants issued to the selling shareholders.

This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy the foregoing registration obligations.

Accordingly, this prospectus covers the disposition by the selling shareholders, or their transferees, of 935,000 ordinary shares, or interests therein, issued to the selling shareholders and an additional 424,050 ordinary shares, or interests therein, that may be issued to the selling shareholders upon exercise of warrants issued to them by the Company.

We will not receive any of the proceeds from the sale or other disposition of our ordinary shares, or interests therein, by the selling shareholders. If the warrants are exercised in full for cash, we would realize proceeds, before expenses, in the amount of $3,350,207. The net proceeds of any cash exercise of the warrants will be used for working capital and general corporate purposes. No assurance can be given as to whether any of the warrants will be exercised for cash.

                      PRICE HISTORY OF OUR ORDINARY SHARES

Our ordinary shares were initially quoted on the Nasdaq National Market in 1996. In December 2002 we transferred to the Nasdaq Capital Market, in July 2003 we transferred back to the Nasdaq National Market, and in April 2005 we transferred back to the Nasdaq Capital Market, where our shares continue to be listed under the trading symbol VOCL. We transferred back to the Nasdaq Capital Market in April 2005 because we no longer satisfied the minimum stockholders' equity continued listing requirement of the Nasdaq National Market. In August 2005, we received a notice from Nasdaq Capital Market that we were not in compliance with the Nasdaq Capital Market shareholders equity continuing listing requirement, and in November 2005 (simultaneously and in conjunction with the consummation of the business combination) we re-listed our ordinary shares on the Nasdaq Capital Market. The following tables set forth, for the periods indicated, the high ask and low bid prices of our ordinary shares, as reported by the Nasdaq National Market or the Nasdaq Capital Market, as applicable.

                             HIGH ($)         LOW ($)
                              ----             ---

2001                          8.12             0.60
2002                          3.02             0.26
2003                          7.60             0.47
2004                          6.90             1.06
2005 (1)                      24.7             3.45

2003
First quarter                 0.77             0.47
Second quarter                4.45             0.59
Third quarter                 7.60             2.81
Fourth quarter                6.40             2.50
2004
First quarter                 6.90             3.19
Second quarter                4.20             1.90
Third quarter                 2.27             1.07
Fourth quarter                1.77             1.06
2005
First Quarter                 1.90             1.06
Second Quarter                1.33             0.64
Third Quarter                 0.95             0.50
Fourth Quarter (1)           14.75             3.11
2006
First Quarter (1)            11.00             6.61

MOST RECENT SIX MONTHS
December 2005 (1)            14.75             3.11
January 2006 (1)             11.00             8.00
February 2006 (1)             9.08             6.61
March 2006 (1)                10.4             7.01
April 2006 (1)                8.72             7.54
May 2006 (1)                  8.25             5.70

On June 27, 2006, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $4.05 per share.

                              SELLING SHAREHOLDERS

This prospectus covers an aggregate of 935,000 ordinary shares issued to the selling shareholders pursuant to the private placement transaction and an aggregate of 424,050 ordinary shares that may be issued upon exercise of warrants issued to the selling shareholders pursuant to the private placement transaction.

The table below provides information about the beneficial ownership of each selling shareholder as to:

     o the number of ordinary shares that are beneficially held by the selling shareholder; and

     o the maximum number of shares that may be offered by each selling shareholder by this prospectus.

We cannot estimate the number of ordinary shares that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may sell or otherwise dispose of all, some or none of the ordinary shares beneficially owned by them prior to this offering, and may subsequently acquire the beneficial ownership of other ordinary shares. Our registration of these securities does not necessarily mean that the selling shareholders will dispose of any or all of the securities.

The information provided in the table below is provided as of June 9, 2006 and is based on information provided by the selling shareholders. For purposes of calculating each person's or entity's percentage ownership of outstanding ordinary shares, there were 4,688,671 ordinary shares outstanding on May 18, 2006. Except as indicated in the footnotes below, to our knowledge, the persons named in this table:

     o have sole voting and investment power with respect to the shares beneficially owned by them;

     o have not acquired any of the shares offered hereby within the past three years;

     o have not had any position, office or other material relationship with us, or our affiliates, within the past three years; and

     o are not registered broker-dealers or affiliates of registered broker dealers.

----------
(1) Stock prices reflect the 1-for-13 reverse split we effected on November 25, 2005

                                Number of shares         Percentage of                            Number of ordinary
                               beneficially owned    outstanding ordinary    Number of ordinary    shares underlying
                                  prior to the          shares prior to        shares offered      warrants offered
Name of selling shareholder         offering               offering                hereby               hereby
---------------------------         --------               --------                ------               ------
Nite Capital L.P. (1)                    40,000             0.7%                  40,000                16,000

HarbourVest International
Private Equity Partners III
- Direct Fund L.P. (2)                1,130,444            20.1%                 220,000                 88,000

Lior Bregman (3)                        152,421            3.25%                  75,000                30,000

LibertyView Funds, LP (4)               328,600            5.84%                 327,074               130,830

LibertyView Special
Opportunities Fund, LP (4)               90,975            1.62%                  90,975                36,390

Trust D (For a portion of
the assets of the Kodak
Retirement Income Plan) (4)             183,476            3.26%                 181,951                72,780

JMP Securities LLC (5)                      ---             ---                      ---                43,543

Gil Sudai (6)                               ---             ---                      ---                 5,206

Dan Cohen (7)                               ---             ---                      ---                 1,301



     (1) The address of this selling shareholder is 100 East Cook Ave, Suite 201, LibertyVille, IL 60048. Mr. Keith Goodman, manager of this selling shareholder's general partner, has sole voting and dispositive power with respect to the shares held by this selling shareholder.

     (2) The address of this selling shareholder is One Financial Center, Boston, MA 02111. HarbourVest International Private Equity Partners III - Direct Fund L.P. has informed us as follows: HarbourVest Partners, LLC is the managing member of HIPEP III-Direct Associates L.L.C., the general partner of HarbourVest International Private Equity Partners III - Direct Fund L.P. HarbourVest Partners, LLC is under common control with Hancock Venture Partners, Inc., which is an indirect wholly-owned subsidiary of John Hancock Life Insurance Company. Signator Investors, Inc., Essex National Securities, Inc. and John Hancock Funds, Inc. are also indirectly wholly-owned subsidiaries of John Hancock Life Insurance Company, and each is a member of the NASD.

     (3) The address of this selling shareholder is 10 Sinclair Terrace, Short Hills, NJ 07078.

     (4) The address of each of these selling shareholders is C/O LibertyView Capital, 111 River St. - Suite 1000, Hoboken, NJ 07030. Neuberger Berman, LLC is the investment adviser of each of these selling shareholders and has sole voting and dispositive power over the shares held by such selling shareholders, which power is exercised by Mr. Richard A. Meckler. Since they have a common investment adviser, these selling shareholders may vote their ordinary shares together. Each of LibertyView Special Opportunities Fund, LP and Liberty View Funds, LP has informed us that (i) its general partner is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger Berman, LLC, a registered broker-dealer and (ii) it has purchased the ordinary shares and warrants in the private placement transaction for investment in its ordinary course of business and that at the time of such purchase there were no agreements or understanding, directly or indirectly, with any person to distribute such ordinary shares or ordinary shares underlying warrants. Trust D (For a portion of the assets of the Kodak Retirement Income Plan) is not in any way affiliated with a broker-dealer.

     (5) Comprised solely of 43,543 ordinary shares issuable upon exercise of warrants received as partial compensation for acting as placement agent in the private placement on May 24, 2006. The address of this selling shareholder is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111. Messrs. Craig Johnson (President), Mark Lehman, Carter Mack and Gerald Tuttle are members of the Executive Committee of JMP Group LLC, the parent of this selling shareholder, and have joint voting and dispositive power over the shares held by such selling shareholder. The selling shareholder has identified itself as a registered broker-dealer and may therefore be deemed to be an "underwriter" within the meaning of the Securities Act with respect to the securities being offered by it. The selling shareholder informed us that it received the warrants in connection with the private placement transaction as transaction-based compensation for investment banking services.

     (6) The address of this selling shareholder is 117 Rotchild Avenue, Tel Aviv, Israel.

     (7) The address of this selling shareholder is 16 Netsah Street, Tel Aviv, Israel.

                              PLAN OF DISTRIBUTION

     The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

     o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

     o broker-dealers may agree with the selling shareholders to sell a specified number of such ordinary shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling shareholders from the sale of ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of ordinary shares or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to any applicable prospectus delivery requirements of the Securities Act.

     To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

     We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) two years after the effective date of this registration statement, (ii) such time as all of the shares registered hereunder have been sold pursuant to this registration statement or (iii) the date on which all of the shares registered hereunder may be resold by the selling shareholders without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

     We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $20,500, as set forth below:

SEC registration fee                                    $   850
Printing, EDGAR and photocopying fees                   $   500
Legal fees and expenses                                 $15,000
Accounting fees and expense                             $ 3,000
Transfer agent and registrar fees and expenses          $ 1,000
Miscellaneous expenses                                  $   150
Total Expenses                                          $20,500

                             VALIDITY OF SECURITIES

The validity of the ordinary shares offered hereby will be passed upon for us by Meitar Liquornik Geva & Leshem Brandwein, our Israeli counsel.

                                     EXPERTS

The consolidated financial statements of VocalTec Communications Ltd. appearing in VocalTec Communication Ltd.'s annual report (Form 20-F) at December 31, 2005 and for the year ended December 31, 2005 have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global, as set forth in its report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of VocalTec Communications Ltd. as of December 31, 2004 and for each of the two years in the period then ended incorporated in this prospectus by reference to the VocalTec Communications Ltd. Annual Report on Form 20-F for the year ended December 31, 2005 have been so incorporated in reliance on the report of Kesselman & Kesselman, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                                MATERIAL CHANGES

Except as otherwise described in the 2005 20-F and our Reports on Form 6-K furnished to the SEC after December 31, 2005, all of which are incorporated by reference herein, no material changes have occurred since December 31, 2005.

                       ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

There is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

     o    the judgment is enforceable in the state in which it was given;

     o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     o the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

     o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

     o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed VocalTec Communications Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F, which we are required to file by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, http://www.vocaltec.com. The information contained on, or linked from, our website is not a part of this prospectus.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

     o    The 2005 20-F; and

     o Our Reports on Form 6-K furnished to the SEC on February 15, 2006, March 9, 2006 (except that the press release attached as an exhibit to the Company's Form 6-K furnished to the SEC on March 9, 2006 included certain information that was amended in a press release published by the Company on April 21, 2006), May 18, 25 and 31, 2006 and June 6, 7 and 20, 2006.

In addition, all amendments to the foregoing reports and all subsequent annual reports on Form 20-F and any reports on Form 6-K subsequently furnished to the SEC or portions thereof that we specifically identify in such Forms 6-K as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or furnishing of such documents.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

VocalTec Communications Ltd.
60 Medinat Hayehudim Street, Herzliya Pituach, 46140, Israel
Tel.: +972-9-970-3888
Fax: +972-9-955-8175
Attn.: Chief Executive Officer

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                             935,000 Ordinary Shares

                   424,050 Ordinary Shares underlying Warrants

                          VOCALTEC COMMUNICATIONS LTD.

                                   PROSPECTUS

                                  June 28, 2006